Exhibit 99.14


                                                      April 30, 1999




Board of Directors
Sunstone Hotel Investors, Inc.
903 Calle Amanecer
San Clemente, CA 92673


Dear Sirs:


          Reference is made to our letter to you dated April 5, 1999 containing a proposal by SHP Acquisition, L.L.C. to acquire all of the common stock of Sunstone Hotel Investors, Inc. ("Sunstone") for consideration of $9.50 to $10.00 in cash per share on the terms and subject to the conditions set forth therein (the "Proposal Letter").

          The Special Committee of the Board of Directors of Sunstone has requested additional time so that it may continue to review and evaluate our proposal. We are willing to extend the proposal until 5:00 p.m., California time, on May 5, 1999, at which time the proposal will lapse. With this extension, we are hopeful that you will be able to sign a definitive merger agreement no later than May 13, 1999, and we expect to have executed commitment letters for all required financing at that time. Other than the extension, the terms and conditions of our proposal remain the same as those contained in the Proposal Letter.

          Please contact Paul Kazilionis (561-545-9775), Jon Paul (212-849-8839) or Mark Mance (415-438-3339) of Westbrook Real Estate Partners L.L.C., or Bob Alter (949-369-4309) of SHP Acquisition, L.L.C. or Richard Capelouto (212-455-7040) or Brian Stadler (212-455-3765) of Simpson Thacher & Bartlett, or Martin Edelman (212-856-7100) or Steven Lichtenfeld (212-856-6996) of Battle Fowler LLP, to respond to our offer, or if you or your counsel require any additional information.
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Board of Directors
Sunstone Hotel Investors, Inc.       -2-              April 30, 1999


          We look forward to entering into a definitive merger agreement with you as soon as possible and consummating this transaction on an expedited basis.


                                    Very truly yours,

                                    SHP Acquisition, L.L.C.


                                    By /s/ Robert A. Alter
                                       -----------------------------
                                        Name:   Robert A. Alter
                                        Title:  Manager

                                    By /s/ Paul D. Kazilionis
                                       ------------------------------
                                        Name:   Paul D. Kazilionis
                                        Title:  Manager































                                   -2-